Exhibit 99.1

ProQR Therapeutics N.V. Press Release October 26, 2017

FINAL – FOR RELEASE

ProQR Announces Management Change and Key Promotions

Key Updates

•	Company announces departure of Noreen R. Henig, Chief Medical Officer, promotion of Peter Adamson to Senior Vice President Ophthalmology Franchise and Robert Friesen to Senior Vice President Science and Early Development.

•	David M. Rodman, M.D., Chief Development Strategy Officer will assume leadership of clinical development at the Company.

LEIDEN, the Netherlands, October 26, 2017—ProQR Therapeutics N.V. (Nasdaq:PRQR), (the “Company”), today announced that Noreen R. Henig, M.D., Chief Medical Officer, will leave ProQR effective November 4, 2017 to pursue a new opportunity, and will serve as a special advisor to the Company going forward. Chief Development Strategy Officer, David M. Rodman M.D, will assume leadership over clinical development. Additionally, the Company announced the promotion of Peter Adamson to Senior Vice President Ophthalmology Franchise and the promotion of Robert Friesen to Senior Vice President Science and Early Development.

“In four years, ProQR has grown from a small company with big ideas to a RNA therapeutics company with two completed and positive clinical trials, a robust pipeline, and an incredibly talented team. I am truly proud of our achievements to date and believe the Company is positioned for continued growth,” said Noreen R. Henig M.D. “It’s been a privilege to work with the talent inside ProQR, as well as the investigators and scientific collaborators who helped us achieve our goals.”

“During her four-year tenure, Noreen was instrumental in the successful completion of two global clinical trials for QR-010 for CF patients, bringing QR-110 for LCA10 patients into the clinic and advancing QR-313 towards clinical development. On behalf of all ProQRians, I thank Noreen for her dedication and leadership and wish her the very best in her future endeavors,” said Daniel A. de Boer, CEO of ProQR. “With several of our development programs having clinical data readouts next year, I feel confident that under Dave’s leadership we will meet our clinical milestones, continue to strengthen our portfolio and expand our innovative RNA therapeutic approach to treat patients that suffer from severe rare diseases.”

David M. Rodman, M.D., Chief Development Strategy Officer at ProQR, will lead clinical development at the Company. Dr. Rodman joined ProQR in March 2017 with extensive experience in rare disease drug development, translational medicine and RNA therapeutics, having previously served in leadership roles with Novartis Institute for Biomedical Research (NIBR), Vertex Pharmaceuticals, miRagen Therapeutics and Nivalis Therapeutics.

In his promotion to SVP Ophthalmology Franchise, Peter Adamson, Ph.D., will be responsible for development of drugs to treat severe inherited ophthalmic diseases. Dr. Adamson joined ProQR in April 2015 as the Head of Ophthalmology Research. Formerly, Dr. Adamson was Vice President and Head of Ophthalmology Research at GlaxoSmithKline. He obtained his Ph.D. in Biochemistry from the University of London (Institute of Psychiatry) and subsequently worked as a postdoctoral researcher at the Institute of Cancer Research and Vascular Biology Research Centre before taking up an academic position at the UCL Institute of Ophthalmology from 1994-2004 where he was a group leader and Reader in Molecular Pathology. Dr. Adamson has authored over

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

100 peer-reviewed scientific publications in the domains of inflammation, ophthalmology and neurology and retains an honorary appointment at UCL, Institute of Ophthalmology where he is Professor of Molecular Pathology (Ophthalmology).

In Robert Friesen, Ph.D.’s new role as SVP Science and Early Development, he will be overseeing the scientific advancement of the Company and will be responsible for non-clinical development. Dr. Friesen has served as Head of Innovation at the Company since June 2016. He obtained a M.S. in Biology from the University of Utrecht, and a Ph.D. in Biochemistry, at the University of Texas Medical Branch. Previously, Dr. Friesen was Vice President and Head of Biologics Research within Janssen R&D, a Johnson & Johnson company, where he led a global team of over 200 scientists responsible for the discovery and early development of biotherapeutics for all therapeutic areas. Before joining Janssen R&D, he held senior R&D positions at AM-Pharma, MorphoSys and Crucell. Dr. Friesen has authored a number of publications in high impact scientific journals, and participated in numerous invited lectures. He has also been awarded multiple patents in the field of biotechnology.

“As we continue to build our pipeline, the promotion of Pete and Robert further enforce our senior leadership team,” said Daniel A. de Boer, CEO of ProQR. “With their tremendous experience in science, early development and ophthalmology we are positioned for success.”

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as cystic fibrosis, Leber’s congenital amaurosis 10 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-010, QR-110 and QR-313, including the clinical development and therapeutic potential of each, future development plans and future performance of our executive team. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including that positive results observed in our prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, that a Fast Track designation by the FDA may not actually lead to a faster development, regulatory review or approval process, and that we may not be able to realize the potential benefits of orphan drug exclusivity, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Investor and Media Contact:

Bonnie Ortega

T: +1 858 245 3983

ir@proqr.com

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